PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

TIW ANNOUNCES CHANGE TO ITS BOARD OF DIRECTORS

Montréal, Canada, February 16, 2005 - Telesystem International Wireless Inc. ("TIWI") announces that Mr. Christian Salbaing has tendered his resignation as a director of TIWI, effective today. Mr. Bruno Ducharme, the Chairman and Chief Executive Officer of TIWI said "We thank Mr. Salbaing for his contribution to our board since his appointment in December 2003". The board of directors will seek to fill the vacancy created by Mr. Salbaing's resignation as early as practicable.

Mr. Salbaing was the nominee of U.F. Investments (Barbados) Ltd. ("UFI"), an affiliate of Hutchison Whampoa Limited of Hong Kong, under an investor rights agreement dated May 6, 2004 among TIWI and its largest shareholders, being, UFI, certain affiliates of JP Morgan Partners, LLC, Telesystem Ltd. and one of its affiliates, the Caisse de dépôt et placement du Québec and Communications CDPQ Inc., and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P. Under this agreement, the shareholders are entitled to nominate a certain number of directors to stand for election to the TIWI board of directors. As a result of share issuances by the Company over the last twelve months, UFI's current holding in TIWI has been reduced to approximately 5.8% of TIWI's common shares, which allows UFI to withdraw from that agreement. UFI has today notified TIWI that it has withdrawn from the agreement in accordance with its terms. The agreement continues in force regarding the other parties.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca